Exhibit 99.1
Perion’s Black Friday eCommerce Search Volume Breaks Previous Record, Despite Overall
Online Sales Dip

More than 20M brand and product searches made through Perion’s search partners

Tel Aviv & New York – November 30, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers a holistic solution across the three main pillars of digital advertising – ad search, social media, and display / video / CTV advertising – reported unparalleled growth in Black Friday consumer searches.

Consumer searches on Perion’s network of publishers were higher across a variety of shopping categories, driving a significant increase in the number of consumers we have served, and in revenues generated over the Black Friday period.

This strong performance is particularly compelling in light of an overall softness in Black Friday online spending, which declined for the first time to $8.9 billion, according to Adobe Analytics.  Perion’s record-breaking eCommerce numbers were even ahead of those it generated last year, when Black Friday broke its record for online spending, with a 21.6% increase over 2019.

“Perion’s Black Friday search results demonstrate that we are able to capture high-intent consumers at the moment they are searching and making their buying decisions” said Doron Gerstel, CEO of Perion.

Mr. Gerstel added “This record-breaking performance follows our third-quarter results, where search advertising grew by 14%. Beyond the revenue contribution of eCommerce-related searches, our AI-based technology enables us to process intent signals and continuously optimize digital campaigns for our publishers and brand partners. What’s more, this massive amount of intent data gets integrated into our iHub – or “intelligent hub” – expected to drive Perion’s digital marketing flywheel effect.”

About Perion Network Ltd.

Perion (Nasdaq:PERI) is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions, and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Rami Rozen, VP of Investor Relations +972 52 569 4441 ramir@perion.com

Source: Perion Network Ltd.